

INVESTACORP, INC.

(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22598

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INVESTACORP, INC.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4400 BISCAYNE BLVD, 11TH FLOOR

(No. and Street)

MIAMI	FL	33137
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ASELA MANTECON   (305) 557-3000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Patrick Farrell_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Investacorp, Inc._____ , as of __December 31_____ , 20 __16____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

President & CE0
_____
Title


_____
Notary Public

GRACE DI LELLA-SANZ
Notary Public - State of Florida
Commission # FF 978719
My Comm. Expires Apr 11, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTACORP, INC.

Table of Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Investacorp, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Investacorp, Inc. (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investacorp, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2017

INVESTACORP, INC.

Statement of Financial Condition
December 31, 2016
(in thousands, except for share and per share data)

ASSETS

Cash and cash equivalents	$	7,609
Due from clearing broker		2,886
Commissions receivable		3,643
Notes receivable		1,701
Intangible assets, net		7,648
Goodwill		21,917
Due from Parent and affiliates		644
Other assets		275
	$	46,323

LIABILITIES

Commissions payable	$	4,311
Deferred tax liability, net		3,460
Accrued expenses and other liabilities		1,388
Due to affiliates		31
		9,190

Commitments and contingencies (Note F)

SHAREHOLDER'S EQUITY

Common stock - voting, $1 par value; authorized, issued and outstanding 100 shares	
Common stock - nonvoting, $1 par value; authorized, issued and outstanding 900 shares	1
Capital in excess of par value	36,098
Retained earnings	1,034
	37,133
$	46,323

See notes to statement of financial condition

INVESTACORP, INC.

Notes to Statement of Financial Condition
December 31, 2016

NOTE A - DESCRIPTION OF BUSINESS

Investacorp, Inc. (the "Company") is a registered broker-dealer that serves the independent registered representative community. These independent registered representatives primarily serve retail clients. The Company derives the majority of its revenue from commissions paid in exchange for the service of executing equity, mutual fund and other financial and related investment transactions. In connection with its activities as a broker-dealer, the Company clears customer transactions through a clearing broker on a fully disclosed basis and holds no funds or securities for customers. The Company is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), a company whose stock trades on the NYSE Amex under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2016 consist of money market funds, which are carried at a fair value of $3,540. Fair value is based on quoted prices in active markets (Level 1).

Fair Value Measurements

GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, short-term receivables, accrued expenses, and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2016, of financial assets and liabilities, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash	$ 4,069	$ 4,069		$ 4,069
Money market funds	3,540	3,540		3,540
Due from clearing broker	2,886		$ 2,886	2,886
Commission and fees receivable	3,643		3,643	3,643
Notes receivable	1,701		1,701	1,701
Due from Parent and affiliates	644		644	644
Totals	$ 16,483	$ 7,609	$ 8,874	$ 16,483

INVESTACORP, INC.

Notes to Statement of Financial Condition
December 31, 2016

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
LIABILITIES				
Commissions payable	$ 4,311		$ 4,311	$ 4,311
Accrued expenses and other liabilities	1,388		1,388	1,388
Due to affiliates	31		31	31
Totals	$ 5,730	$ 0	$ 5,730	$ 5,730

Intangible Assets

Intangible assets are being amortized over their estimated useful lives, generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Goodwill

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

Accounting guidance on the testing of goodwill for impairment allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform such two-step impairment test. The Company's annual impairment test performed on December 31, 2016 based on a quantitative assessment did not indicate any impairment of goodwill.

NOTE C - NOTES RECEIVABLE

The Company has made loans to certain registered representatives, which mature between 2017 and 2021. These loans are evidenced by notes which bear interest and are collectible in accordance with the terms of related agreements. A portion of the loan is generally forgiven over one to two years and, when certain exclusivity criteria and production requirements are met, the remainder is forgiven.

INVESTACORP, INC.

Notes to Statement of Financial Condition
December 31, 2016

NOTE D - INTANGIBLE ASSETS

Intangible assets subject to amortization as of December 31, 2016 consist of:

	Estimated Life in Years	December 31, 2016		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 14,175	$ 6,527	$ 7,648

NOTE E - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method allowed by this rule. At December 31, 2016, the Company had net capital of $7,293, which was $7,043 in excess of its required net capital of $250.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

NOTE F - CONTINGENCIES

In the ordinary course of business, the Company may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company provides a liability. With respect to pending matters, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity.

NOTE G - INCOME TAXES

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. As of December 31, 2016, the Company has provided a liability for uncertain tax benefits of $30.

INVESTACORP, INC.

Notes to Statement of Financial Condition
December 31, 2016

NOTE G - INCOME TAXES (CONTINUED)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2016 are as follows:

Deferred tax assets:		
Deferred stock compensation	$	2,303
Allowance for doubtful accounts		36
Accrued state income taxes		13
Net operating losses		9
		2,361
Deferred tax liability:		
Goodwill		(5,314)
Intangible assets		(507)
Net deferred tax liability	$	(3,460)

As of December 31, 2016, the Company had U.S. state net operating losses of $134, which expires in 2035.

In assessing our ability to recover its deferred tax assets, we evaluate whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. We considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, we believe it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2016.

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2016, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2013 through 2016.

NOTE H – RELATED PARTY TRANSACTIONS

The Company has a service agreement with a related party, Investacorp Group, Inc. The related party provides services, support, and facilities to the Company. The fee is based upon actual costs for services provided, which is estimated at $45 per month.

The Company has a service agreement with a related party, Triad Advisors, Inc. The Company provides services and support to Triad Advisors, Inc. The fee is based upon actual costs for services provided, which is estimated at $43 per month.

The Company has a service agreement with its Parent. The Parent provides service support to the Company.

INVESTACORP, INC.

Notes to Statement of Financial Condition
December 31, 2016

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by a securities broker-dealer under a clearing agreement; however, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2016, there were no amounts to be indemnified to the clearing broker for customer accounts.

At December 31, 2016, the amount due from clearing broker reflected in the accompanying statement of financial condition is due from one clearing broker, a large financial institution. Commissions receivable are due from a large number of product sponsors. These receivables are uncollateralized.

The Company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.